PROSPECTUS SUPPLEMENT Dated October 31, 2008 (To prospectus dated August 1, 2008)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-146206

PIEDMONT COMMUNITY BANK GROUP, INC.

300,000 Shares of Common Stock

This supplements the prospectus dated August 1, 2008 relating to the offer and sale by Piedmont Community Bank Group, Inc. of up to 300,000 shares of common stock. The purpose of this supplement is to inform you of certain developments that have occurred since the date of the original prospectus. This supplement should be read together with, and may not be delivered or utilized without, the original prospectus. The information contained in this supplement is qualified by reference to the original prospectus, except to the extent that the information in this supplement updates or supersedes the information contained in the original prospectus.

As of the date of this supplement we have not formally accepted any subscriptions in the offering. We will return all previously delivered subscription agreements to prospective investors. If these investors desire, after delivery of this supplement, to purchase shares in this offering, they should complete and return new subscription agreements dated after the date of this supplement and return them to us in accordance with the instructions contained under “The Offering – How to Subscribe” at page 15 of the original prospectus.

Results for the Three- and Six-Months Ended June 30, 2008

On August 14, 2008 we released our financial results for the second quarter and first half of 2008 through the filing of our quarterly report on Form 10-Q. On October 15, 2008, however, we concluded that our previously issued unaudited interim consolidated financial statements for the second quarter of 2008 should no longer be relied on and should be restated. This conclusion followed a review of our loan portfolio that coincided with a regulatory examination of our subsidiary bank. During this process we determined that our criteria for determining loan classifications required modifications to reflect the current downturn in the real estate market, the overall economy and to closer align our criteria with regulatory guidance. This process identified several individual loans that were required to be downgraded under our revised criteria, which, in aggregate, resulted in a material adjustment of the allowance for loan losses. Specifically, we determined that our allowance for loan losses should be increased through additional provisions of $1,191,000 and that we should charge off $191,000 in the second quarter of 2008. The after-tax effect of the additional provisions resulted in an increase of approximately $769,000 to our originally reported net loss for the quarter. As a result of this misstatement, we have revised our loan policy to incorporate the revisions in loan classification criteria to be reflective of additional risk during these current economic conditions. We have also implemented procedures to ensure that our evaluation of the allowance for loan losses is performed timely and reflects changes in the current environment and industry standards.

As adjusted to reflect the additional provision discussed above, we recorded net losses for the three- and six-month periods ended June 30, 2008 of $1,004,428 and $974,762, respectively. By contrast, we recorded net income of $178,434 and $291,196 for the corresponding periods in 2007. Comprehensive losses, which adjust net losses to reflect changes in the valuation of securities that we hold, were $1,173,905 and $1,149,104 for the three- and six-month periods ended June 30, 2008. Our total shareholders’ equity at June 30, 2008 was approximately $16.2 million, which is down from approximately $17.2 million at December 31, 2007. Our book value per share at June 30, 2007 was $9.91 compared to $10.53 at December 31, 2007.

Our losses for the second quarter and first half of 2008 were largely attributable to increases in non-performing assets and the general declining interest rate environment, which together caused our net interest margin to fall from 3.49% for the first half of 2007 to 2.22% for the first half of 2008. As a result, our net interest income dropped from $2,609,894 for the first half of 2007 to $2,254,252 for the first half of 2008 despite the fact that our average loans increased from $134 million to $188 million over these periods. Our results were also negatively impacted by higher provisions for loan losses, which were largely driven by the additional provisions discussed under “Recent Developments – Increase in Loan Loss Allowance” at page 21 of the original prospectus and under “Results for the Three- and Six-Months Ended June 30, 2008” above.

Our amended quarterly report on Form 10-Q/A for the second quarter of 2008 was filed on October 31, 2008 and is incorporated by reference into the prospectus. The amended quarterly report is available online at www.sec.gov. We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of our amended quarterly report at no cost upon written or oral request. Requests should be directed to Piedmont Community Bank Group, Inc., 110 Bill Conn Parkway, Gray, Georgia 31032, Attention: Julie Simmons (phone no. (478) 986-5900).

Recent Developments

Market Trends

The real estate markets that we serve are beginning to exhibit stronger signs of weakness than we witnessed during the summer months of 2008. Sales volumes and new housing starts continue to slow significantly. Real estate prices have also declined, although the decline in prices has been less dramatic. The weakness in real estate markets is particularly prevalent in the commercial and construction areas, where we have heavy concentrations. In recent weeks we have also seen, both locally and nationally, a general decline in lending activities by financial institutions in connection with the overall market turmoil. Many of our borrowers are developers who depend on end-users to purchase their projects as a source of repayment. The ability of our borrowers to timely repay our loans, therefore, will be negatively impacted to the extent that these end-users are unable to obtain financing to purchase the underlying real estate projects.

As a result of these trends, we expect that our loan growth will level off and could even decline over the next several months. In addition, we expect that our level of other real estate will increase marginally during the fourth quarter of 2008 and into 2009 as we anticipate foreclosing on properties at a faster rate than we are able to dispose of such properties. Therefore, we believe that our level of non-performing assets will increase and that our level of net interest margin and profitability will be negatively impacted in the short term. We also expect further deterioration in our loan portfolio as economic conditions continue to weaken. The combination of these forces could produce a significant loss in the fourth quarter of 2008.

Declining Capital Ratios

Our regulatory capital ratios, which have declined over the last several years as a result of our growth, have experienced additional stress in recent quarters because of losses we have sustained and additional provisions to our allowance for loan losses. At June 30, 2008 our total risk-based capital ratio was 10.16%, which is only 16 basis points above the minimum requirement to maintain “well capitalized” status. For the third quarter of 2008 we experienced only slight loan growth and expect to report a small profit. Therefore, our initial calculations show that we were still “well capitalized” as of September 30, 2008. However, any further deterioration in our loan portfolio, which we expect, would jeopardize our “well capitalized” status. If we lose our “well-capitalized” status our ability to acquire needed funding through sources such as brokered deposits, Federal Home Loan Bank advances or unsecured federal funds credit lines could be impaired and our liquidity could further tighten through reputational damages in our deposit service areas. Such an event, among other factors, could also lead to increased scrutiny by regulatory agencies and possible enforcement actions. The primary purpose of this offering, therefore, is to raise capital necessary to maintain our bank’s “well-capitalized” status and position us for future growth. In addition to this offering we are also exploring various other alternative to bolster our capital. Among other things, we intend to apply for participation in the voluntary Capital Purchase Program recently announced by the U.S. Department of Treasury. If our application is approved then we will be able to sell senior preferred securities to the Department of Treasury for total proceeds of up to 3% of our risk-weighted assets, or approximately $6.6 million. However, there is no assurance that our application will be approved or that we will satisfy all of the conditions necessary to participate in the program. Despite our efforts, we may not be able to remain “well capitalized” even if we are successful in raising capital through the sale of shares in this offering or through other means. We may also fail to achieve our objectives if we sustain further losses, which we expect in the short term.

Change in Accountants

Effective October 1, 2008 we dismissed Mauldin & Jenkins, LLC as our independent registered public accounting firm and engaged McNair, McLemore, Middlebrooks & Co., LLP to serve as our replacement independent registered public accounting firm. This change was recommended and approved by our board’s audit committee.

The dismissal of Mauldin & Jenkins was not the result of any disagreement on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Mauldin & Jenkins’ satisfaction, would have caused it to make a reference to the matter in its reports on our consolidated financial statements for such periods. There have been no such disagreements during the term of Mauldin & Jenkins engagement, which began in 2001. Rather, the decision was made in light of the pending marriage of our controller, Holli Cox, to the brother of a Mauldin & Jenkins partner. Under these circumstances, we mutually agreed with Mauldin & Jenkins that a change in our independent registered public accounting firm was appropriate to avoid even the appearance of a conflict of interest. Mauldin & Jenkins’ reports on our consolidated financial statements for the last two years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principals.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities that we are offering, or determined if the prospectus or this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock that we are offering are not deposit accounts, and are not, and will not be, insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal or state government agency. The shares of common stock are subject to investment risk, including the possible loss of principal. See “Risk Factors” beginning on page 6 of the attached prospectus for a discussion of these risks.

PIEDMONT COMMUNITY BANK GROUP, INC.

110 Bill Conn Parkway

Gray, Georgia 31032

(478) 986-5900